Exhibit 99.5

IESI-BFC Ltd. (formerly BFI CANADA LTD.) — MD&A for the three and six months ended June 30, 2009

Disclaimer

This Management Discussion and Analysis (“MD&A”) contains forward-looking statements and forward-looking information. Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events. These statements generally can be identified by the use of forward-looking words or phrases such as “believe,” “expect,” “anticipate,” “may,” “could,” “intend,” “intent,” “belief,” “estimate,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. These statements are not guarantees of performance and are inherently subject to known and unknown risks, uncertainties and assumptions that are difficult to predict and could cause our actual results, performance or achievements to differ materially from those expressed in or implied by those statements. We cannot assure you that any of our expectations, estimates or projections will be achieved.

Numerous important factors could cause our actual results, performance or achievements to differ materially from those expressed in or implied by forward-looking statements, including, without limitation, the following, which are addressed in greater detail in our Prospectus Supplement dated May 27, 2009, our Annual Information Form (“AIF”) for the year ended December 31, 2008 and our Management Information Circular dated March 23, 2009.

•	downturns in the worldwide economy;
•	our ability to obtain, renew and maintain certain permits, licenses and approvals;
•	our financial obligations to pay closure and post-closure costs at our landfills;
•	the requirement to obtain performance or surety bonds, letters of credit and insurance;
•	restrictive covenants and other requirements of our debt instruments;
•	our ability to implement our acquisition strategy;
•	increased capital requirements on account of future acquisitions;
•	our ability to manage the growth of our business;
•	loss of contracts;
•	reliance on third-party disposal customers;
•	geographic and customer concentration;
•	labor and employment matters;
•	fuel cost fluctuations;
•	reliance on key personnel;
•	impairment to our assets;
•	uninsured and underinsured losses;
•	the stringent requirements of, and the potential for changes to, applicable legislation and governmental regulations;
•	our compliance with environmental regulations;
•	liabilities resulting from contamination by hazardous substances;
•	climate change regulations;
•	competition;
•	provincial, state and local government requirements under which landfill alternatives are encouraged;
•	governance arrangements under which certain interest holders may influence control over us;
•	foreign exchange exposure;
•	our use of accounting estimates and judgments;
•	the adoption of new accounting standards; and
•	potential deficiencies in our internal control over financial reporting and disclosure controls and procedures.

The list of factors above is illustrative, and by no means exhaustive. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. All forward-looking statements in this MD&A are qualified by these cautionary statements. The forward-looking statements in this MD&A are only made as of the date of this MD&A and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law.

Industry and Corporate Overview

The North American non-hazardous solid waste management industry generated approximately $60 billion in revenue in 2008. Seven public companies generate approximately 40% of these revenues, with the remaining revenues generated by privately-owned companies and government authorities. Although it remains fragmented, the non-hazardous solid waste management industry has undergone significant consolidation and integration in both Canada and the United States. We believe that this consolidation will continue as larger operators seek to achieve greater economies of scale and smaller operators exit the industry due to cost pressures caused by: landfill closures brought about by regulatory changes; stringent environmental regulation; enforcement; compliance costs; and the cost of capital.

We are one of North America’s largest full-service waste management companies, providing non-hazardous solid waste (“waste”) collection and disposal services to commercial, industrial, municipal and residential customers in ten states, and the District of Columbia, in the United States (“U.S.”) and five Canadian provinces. We provide service to over 1.8 million customers with vertically integrated collection and disposal assets.

Our U.S. south and northeast segments, collectively the U.S. segment or U.S. segments, operate under the IESI brand and provide vertically integrated waste collection and disposal services in two geographic regions: the south, consisting of various service areas in Texas, Louisiana, Oklahoma, Arkansas, Mississippi, and Missouri, and the northeast, consisting of various service areas in New York, New Jersey, Pennsylvania, Maryland, and the District of Columbia. Our U.S. segments provide service to 39 U.S. markets and operate 17 landfills, 28 transfer collection stations, 11 material recovery facilities (“MRFs”), and one transportation operation.

Our Canadian segment operates under the BFI Canada brand and is Canada’s second largest full-service waste management company providing vertically integrated waste collection and disposal services in the provinces of British Columbia, Alberta, Manitoba, Ontario, and Quebec. This segment provides service to 20 Canadian markets and operates five landfills, six transfer collection stations, nine MRFs, and one landfill gas to energy facility.

Change in Reporting Currency and Generally Accepted Accounting Principles

In connection with our listing on the New York Stock Exchange (“NYSE”) and U.S. public offering, we have elected to report our financial results in U.S. dollars. Accordingly, all comparative financial information contained in this MD&A has been recast from thousands of Canadian to U.S. dollars, unless otherwise stated.

Electing to report our consolidated financial position and results of operations in U.S. dollars improves comparability of our financial information with our peers and reduces fluctuations in our reported amounts as a significant portion of the our assets, liabilities and operations are conducted in the U.S., in U.S. dollars.

We have also elected to report our financial results in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) to improve the comparability of our financial information with our peers, who are predominantly U.S. publicly listed companies.

Although we have elected to report our results in accordance with U.S. GAAP and in U.S. dollars, we remain a legally domiciled Canadian entity and our functional currency is Canadian dollars. Our financial position, results of operations, cash flows and equity are initially consolidated in Canadian dollars. Our assets and liabilities are then translated from Canadian to U.S. dollars at the foreign currency exchange rate in effect at the balance sheet date, while the results of our operations and cash flows are translated to U.S dollars applying the average foreign currency exchange rate in effect during the reporting period. The resulting translation adjustments are included in other comprehensive income or loss.

Conversion

Pursuant to the plan of arrangement, the conversion of the BFI Canada Income Fund (the “Fund”) trust structure to a corporation resulted in unitholders of the Fund receiving one common share of BFI Canada Ltd., predecessor to IESI-BFC Ltd. (“Corporation”), for each trust unit held on the effective date of conversion, October 1, 2008. The Class A unit held by IESI Corporation (“IESI”) was redeemed by the Fund for ten Canadian dollars and the Corporation issued, and IESI subscribed for, 11,137 special voting shares for aggregate cash consideration of ten Canadian dollars. The participating preferred shares (“PPSs”) issued by IESI remain outstanding and exchangeable into common shares of the Corporation on a one for one basis, instead of trust units of the Fund. These exchanges did not constitute a change of control such that the consolidated financial statements have been prepared applying continuity of interests accounting. With the exception of the December 31, 2008 consolidated balance sheet, the comparative figures presented herein are those of the Fund.

Introduction

The following is a discussion of the consolidated financial condition and results of operations of the Company for the three and six months ended June 30, 2009 and has been prepared with all available information up to and including July 29, 2009. For the purpose of this MD&A, the term “Company” shall denote the financial position and results of operations for the Corporation and the Fund, and its respective subsidiaries, for all periods presented herein. All amounts are reported in U.S. dollars, unless otherwise stated. The consolidated interim financial statements (“financial statements”) of the Company have been prepared in accordance with U.S. GAAP applicable to interim financial statements. This discussion should be read in conjunction with the financial statements of the Company, including notes thereto, and the MD&A for the three and six months ended June 30, 2008 and year ended December 31, 2008, including the re-filed financial statements which includes a Canadian to U.S. GAAP reconciliation for both periods, all of which are filed on www.sec.gov and www.sedar.com.

Foreign Currency Exchange Rates

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

In connection with our U.S. listing completed in June 2009, we have elected to report our financial results in U.S. dollars. However, our functional currency remains the Canadian dollar. Accordingly, our U.S. operating results are translated to Canadian dollars using the current rate method of accounting which applies the average foreign currency exchange rate in effect between Canada and the U.S. during the reporting period. U.S. assets and liabilities are translated to Canadian dollars at the foreign currency exchange rate in effect at the consolidated balance sheet date. Translation adjustments are included in other comprehensive income and are only included in the determination of net income when a reduction in the Company’s investment in its foreign operations is realized.

Once our financial statements are translated to Canadian dollars, our operating results and statement of cash flows are translated to U.S. dollars applying the average foreign currency exchange rate in effect between the U.S. and Canada during the reporting period. Consolidated assets and liabilities are translated to U.S. dollars at the foreign currency exchange rate in effect at the consolidated balance sheet date.

Our consolidated financial position and operating results have been translated to U.S. dollars applying the following foreign currency exchange rates:

	2009			2008
		Consolidated Statement of			Consolidated Statement of
	Consolidated	Operations and Comprehensive		Consolidated	Operations and Comprehensive
	Balance Sheet	Income		Balance Sheet	Income
			Cumulative			Cumulative
	Current	Average	Average	Current	Average	Average
December 31				$0.817		$0.937
March 31	$0.794	$0.803	$0.803	$0.973	$0.996	$0.996
June 30	$0.860	$0.857	$0.829	$0.982	$0.990	$0.993

Foreign Currency Exchange Impact on Consolidated Results

The following tables have been prepared to assist readers in assessing the impact of foreign currency exchange (“FX”) on select consolidated results for the three and six months ended June 30, 2009.

	Three months ended
		June 30, 2009	June 30, 2009
		(unaudited)	(unaudited)
		(organic,	(holding FX
	June 30,	acquisition and	constant with
	2008	other non-	the	June 30, 2009	June 30, 2009
	(unaudited)	operating	comparative	(unaudited)	(unaudited)
	(as reported)	changes)	period)	(FX impact)	(as reported)

Consolidated Statement of Operations
Revenues	$277,613	$(9,676)	$267,937	$(14,237)	$253,700
Operating expenses	168,745	(12,813)	155,932	(7,335)	148,597
Selling, general and administrative (“SG&A”)	31,881	2,587	34,468	(1,868)	32,600
Amortization	45,658	(2,430)	43,228	(2,074)	41,154
Operating income	31,329	2,980	34,309	(2,960)	31,349
Interest on long-term debt	13,015	(3,880)	9,135	(369)	8,766
Net (gain) loss on sale of capital and landfill assets	(126)	147	21	(2)	19
Net foreign exchange loss	1	92	93	—	93
Net gain on financial instruments	(5,485)	3,778	(1,707)	6	(1,701)
Conversion costs	—	138	138	(23)	115
Other expenses	26	9	35	—	35
Income before income taxes	23,898	2,696	26,594	(2,572)	24,022
Net income tax expense	6,454	3,358	9,812	(895)	8,917
Net income	$17,444	$(662)	$16,782	$(1,677)	$15,105

EBITDA(A)	$76,987	$550	$77,537	$(5,034)	$72,503
Free cash flow(B)	$25,114	$(865)	$24,249	$(2,773)	$21,476

	Six months ended
		June 30, 2009	June 30, 2009
		(unaudited)	(unaudited)
		(organic,	(holding FX
	June 30,	acquisition and	constant with
	2008	other non-	the	June 30, 2009	June 30, 2009
	(unaudited)	operating	comparative	(unaudited)	(unaudited)
	(as reported)	changes)	period)	(FX impact)	(as reported)

Consolidated Statement of Operations
Revenues	$520,962	$(12,080)	$508,882	$(31,289)	$477,593
Operating expenses	315,292	(19,322)	295,970	(16,196)	279,774
SG&A	60,408	6,572	66,980	(4,303)	62,677
Amortization	88,369	(4,816)	83,553	(4,797)	78,756
Operating income	56,893	5,486	62,379	(5,993)	56,386
Interest on long-term debt	26,744	(7,368)	19,376	(981)	18,395
Net gain on sale of capital and landfill assets	(86)	(48)	(134)	19	(115)
Net foreign exchange (gain) loss	(620)	790	170	7	177
Net loss (gain) on financial instruments	3,525	(4,683)	(1,158)	(13)	(1,171)
Conversion costs	—	138	138	(23)	115
Other expenses	57	8	65	—	65
Income before income taxes	27,273	16,649	43,922	(5,002)	38,920
Net income tax expense	(1,493)	17,379	15,886	(1,710)	14,176
Net income	$28,766	$(730)	$28,036	$(3,292)	$24,744

EBITDA(A)	$145,262	$670	$145,932	$(10,790)	$135,142
Free cash flow(B)	$56,668	$1,125	$57,793	$(5,693)	$52,100

Review of Operations - For the three and six months ended June 30, 2009

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

We conduct our business in the U.S. and Canada. Accordingly, a portion of our operating results are denominated in Canadian dollars. Please refer to the “Foreign Currency Exchange Rates” section of this MD&A for additional details including the impact of foreign currency exchange rates on our comparative operating results.

Revenues

	Three months ended June 30			Six months ended June 30
	2009	2008	Change	2009	2008	Change

Total	$253,700	$277,613	$(23,913)	$477,593	$520,962	$(43,369)

Canada	$87,188	$99,807	$(12,619)	$158,171	$185,225	$(27,054)
U.S. south	$83,899	$87,392	$(3,493)	$163,946	$166,882	$(2,936)
U.S. northeast	$82,613	$90,414	$(7,801)	$155,476	$168,855	$(13,379)

Gross revenue by service type

	Three months ended June 30, 2009
	Canada - stated	Canada -		U.S. - percentage
	in Canadian	percentage of		of gross
	dollars	gross revenues	U.S.	revenues

Commercial	$39,867	33.3%	$46,130	23.8%
Industrial	19,746	16.5%	26,557	13.7%
Residential	15,933	13.3%	38,908	20.1%
Transfer and disposal	33,809	28.2%	74,192	38.3%
Recycling and other	10,512	8.7%	8,048	4.1%
Gross revenues	119,867	100.0%	193,835	100.0%
Intercompany	(17,477)		(27,323)
Revenues	$102,390		$166,512

	Six months ended June 30, 2009
	Canada - stated	Canada -		U.S. - percentage
	in Canadian	percentage of		of gross
	dollars	gross revenues	U.S.	revenues
Commercial	$78,621	36.0%	$92,025	24.8%
Industrial	36,776	16.8%	51,662	13.9%
Residential	29,818	13.6%	76,833	20.7%
Transfer and disposal	57,651	26.4%	135,696	36.6%
Recycling and other	15,759	7.2%	14,631	4.0%
Gross revenues	218,625	100.0%	370,847	100.0%
Intercompany	(27,839)		(51,425)
Revenues	$190,786		$319,422

Gross revenue growth components — expressed in percentages and excluding foreign currency exchange

	Three months ended June 30, 2009		Six months ended June 30, 2009
	Canada	U.S.	Canada	U.S.

Price
Core price	3.3	2.4	3.5	2.6
Fuel surcharges	(1.1)	(3.0)	(0.8)	(2.1)
Recycling and other	(0.4)	(2.4)	(0.6)	(2.5)
Total price	1.8	(3.0)	2.1	(2.0)

Volume	(1.1)	(4.4)	(1.6)	(4.4)
Total organic gross revenue growth (decline)	0.7	(7.4)	0.5	(6.4)

Acquisitions	1.5	2.1	2.5	2.1
Total gross revenue growth (decline)	2.2	(5.3)	3.0	(4.3)

Three months ended

Excluding the impact of foreign currency exchange, approximately $16,800, the increase in Canadian segment gross revenues is due principally to core price and acquisition growth, approximately $3,800 and $1,700, respectively. Core price growth includes the recovery of recycling and commodity price declines. The decline in fuel surcharges is due to the comparative decrease in fuel costs while the comparative decline attributable to collected volumes, approximately $1,300, is due principally to lower collected industrial waste.

U.S. south segment gross revenues declined approximately $3,100. The comparative decline in fuel surcharges, approximately $5,100, partially offset by core price growth, approximately $2,700. The decline in fuel surcharges is due to the comparative decline in fuel costs. Lower construction and demolition volumes also contributed to the decline, partially offset by contributions from acquisitions, approximately $1,700.

Gross revenues in the U.S. northeast segment declined approximately $7,700. Lower industrial collection volumes accounted for approximately $7,000 of the comparative decline, while recycling and other price declines contributed an additional approximately $4,500 to this segment’s decline. Acquisitions, approximately $2,600, coupled with core price increases, approximately $2,100, partially offset the aforementioned. The balance of the change is attributable to declining fuel surcharges. We are encouraged that our performance in the U.S. northeast segment has stabilized.

Six months ended

Excluding the impact of foreign currency exchange, approximately $35,900, the increase in our Canadian segment gross revenues is attributable to core price, acquisition, and fuel surcharges. The reasons for the increases are consistent with those outlined above for the three months ended. The decline in volumes is due in part to lower third party waste volumes accepted at our landfills. Recycling and other pricing declines represent the balance of the change.

U.S. south segment gross revenues declined approximately $2,500. The comparative year to date decline in fuel surcharges, approximately $6,900, outpaced strong core pricing growth of $5,800. Lower construction and demolition volumes, approximately $2,400, and recycling and other pricing also contributed to the decline, partially offset by contributions from acquisitions, approximately $1,800.

Gross revenues in our U.S. northeast segment declined approximately $14,200. Lower industrial collection and transfer volumes accounted for approximately $14,100 of the comparative decline, while recycling and other price declines contributed an additional approximately $8,700 to this segments decline. Acquisitions, approximately $6,400, coupled with core price increases, approximately $3,400, partially offset the aforementioned.

Operating expenses

	Three months ended June 30			Six months ended June 30
	2009	2008	Change	2009	2008	Change

Total	$148,597	$168,745	$(20,148)	$279,774	$315,292	$(35,518)

Canada	$44,987	$54,226	$(9,239)	$81,875	$100,580	$(18,705)
U.S. south	$52,015	$55,798	$(3,783)	$99,837	$106,990	$(7,153)
U.S. northeast	$51,595	$58,721	$(7,126)	$98,062	$107,722	$(9,660)

Three months ended

Excluding the impact of foreign currency exchange, approximately $7,300, the decline in Canadian segment operating expenses is due to lower vehicle operating costs, largely due to a decline in comparative fuel costs. The balance of the change is due principally to higher labour expense due in part to acquisitions.

Lower fuel costs is the primary reason for our U.S. south segment’s decline in operating costs, which was partially offset by higher insurance claims costs. Lower disposal, transportation and vehicle operating costs are the primary reasons for the comparative decline in our U.S. northeast segment, approximately $7,100. Lower disposal costs are due in large part to the economic slow down in this region, while lower transportation and vehicle operating costs are due to the comparative decline in fuel costs.

Six months ended

Foreign currency exchange represents approximately $16,200 of the year to date decline in Canadian segment operating costs. Lower fuel costs also contributed to the decline in Canadian segment operating expenses, partially offset by higher labour expense due in part to acquisitions.

Year to date our U.S. south segment benefited from lower fuel costs resulting in lower vehicle operating costs. The balance of the change is attributable to higher insurance claims costs. Lower year to date operating costs, for our U.S. northeast segment, are consistent with the reasons outlined above for the three months ended. Disposal and transportation cost declines amounted to approximately $8,600 period to period with the balance due to lower vehicle operating costs.

SG&A

	Three months ended June 30			Six months ended June 30
	2009	2008	Change	2009	2008	Change

Total	$32,600	$31,881	$719	$62,677	$60,408	$2,269

Canada	$11,617	$11,693	$(76)	$21,755	$21,925	$(170)
U.S. south	$11,165	$10,963	$202	$22,298	$20,911	$1,387
U.S. northeast	$9,818	$9,225	$593	$18,624	$17,572	$1,052

Three months ended

Canadian segment SG&A expense is largely unchanged. However, the impact of foreign currency exchange resulted in an approximately $1,900 decline in SG&A expense which was almost entirely offset by higher salaries. Higher salaries are due in part to higher sales staffing levels.

Higher professional fees are the primary reasons for the rise in our U.S. south and northeast segment SG&A expense coupled with higher salary expenses due to higher sales staffing levels.

Six months ended

Changes in SG&A expense, for all segments, are consistent with the reasons outlined above for the three months ended, with the exception of an increase resulting from fair value changes in stock options recorded in our Canadian segment, approximately $1,000.

Amortization

	Three months ended June 30			Six months ended June 30
	2009	2008	Change	2009	2008	Change

Total	$41,154	$45,658	$(4,504)	$78,756	$88,369	$(9,613)

Canada	$12,918	$15,441	$(2,523)	$24,251	$28,987	$(4,736)
U.S. south	$12,252	$12,638	$(386)	$23,663	$24,867	$(1,204)
U.S. northeast	$15,984	$17,579	$(1,595)	$30,842	$34,515	$(3,673)

Three and six months ended

Foreign currency exchange represents approximately $2,100 and $4,800 of the respective Canadian segment declines for the three and six months ended. Current period declines are due to fully amortized intangible assets, largely offset by higher capital asset amortization. Acquisitions and replacement and growth capital purchases are the primary reasons for the increase in capital asset amortization.

Our U.S. segment also experienced declines in amortization expense which are principally attributable to lower landfill amortization rates. Changes to future permitted airspace capacity estimates at our Seneca’s Meadows landfill was the largest contributor to the decline in amortization expense.

Interest on long-term debt

	Three months ended June 30			Six months ended June 30
	2009	2008	Change	2009	2008	Change

Total	$8,766	$13,015	$(4,249)	$18,395	$26,744	$(8,349)

Canada	$2,412	$2,808	$(396)	$4,955	$5,652	$(697)
U.S.	$6,354	$10,207	$(3,853)	$13,440	$21,092	$(7,652)

Three and six months ended

Higher comparative borrowings were entirely offset by lower borrowing costs on variable rate lending in our Canadian segment. Higher Canadian segment borrowings are the result of acquisitions, organic growth, capital contributions to IESI in 2008, and our decision to absorb a larger portion of our distributions and dividends paid to unit and shareholders through 2008 and 2009.

The decline in U.S. segment interest on long-term debt is due to a combination of lower borrowing costs on variable rate lending and lower long-term debt borrowings. Lower long-term debt borrowings are primarily attributable to the application of net proceeds from the Company’s share offerings in June and March 2009 and capital contributions from our Canadian segment in 2008.

Net loss (gain) on sale of capital and landfill assets

	Three months ended June 30			Six months ended June 30
	2009	2008	Change	2009	2008	Change

Total	$19	$(126)	$145	$(115)	$(86)	$(29)

Canada	$(10)	$(232)	$222	$(94)	$(235)	$141
U.S.	$29	$106	$(77)	$(21)	$149	$(170)

Three and six months ended

In 2009, the disposition of certain equipment in Canada and the U.S. and certain U.S. south segment landfill assets, resulted in the net loss (gain) on sale of capital and landfill assets.

For 2008, we disposed of certain equipment in Canada and the U.S. which resulted in the net loss (gain) on sale of capital and landfill assets.

Net foreign exchange loss (gain)

	Three months ended June 30			Six months ended June 30
	2009	2008	Change	2009	2008	Change

Total	$93	$1	$92	$177	$(620)	$797

Canada	$(4)	$—	$(4)	$(30)	$(5)	$(25)
U.S.	$97	$1	$96	$207	$(615)	$822

Three and six months ended

In 2008, net foreign exchange gains were principally attributable to gains realized on the settlement of foreign currency hedge agreements which expired in February 2008.

Net (gain) loss on financial instruments

	Three months ended June 30			Six months ended June 30
	2009	2008	Change	2009	2008	Change

Total	$(1,701)	$(5,485)	$3,784	$(1,171)	$3,525	$(4,696)

Canada	$(7)	$(55)	$48	$72	$(33)	$105
U.S.	$(1,694)	$(5,430)	$3,736	$(1,243)	$3,558	$(4,801)

Three and six months ended

For 2008 and 2009, Canadian segment gains and losses are due to changes in the fair value of funded landfill post-closure costs.

U.S. segment gains and losses recorded in 2008 and 2009 are due principally to fair value changes in our interest rate swaps.

Conversion costs

	Three months ended June 30			Six months ended June 30
	2009	2008	Change	2009	2008	Change

Total	$115	$—	$115	$115	$—	$115

Canada	$115	$—	$115	$115	$—	$115
U.S.	$—	$—	$—	$—	$—	$—

Three and six months ended

Conversion costs represent professional fees incurred on the final wind-up of the Fund and Ridge Landfill Trust.

Other expenses

	Three months ended June 30			Six months ended June 30
	2009	2008	Change	2009	2008	Change

Total	$35	$26	$9	$65	$57	$8

Canada	$—	$—	$—	$—	$—	$—
U.S.	$35	$26	$9	$65	$57	$8

Three and six months ended

Other expenses are comprised of management bonuses related to certain acquisitions completed in advance of January 1, 2009.

Net income tax expense (recovery)

	Three months ended June 30			Six months ended June 30
	2009	2008	Change	2009	2008	Change

Total	$8,917	$6,454	$2,463	$14,176	$(1,493)	$15,669

Canada	$5,253	$191	$5,062	$8,644	$(539)	$9,183
U.S.	$3,664	$6,263	$(2,599)	$5,532	$(954)	$6,486

Three and six months ended

In Canada, current income tax expense increased by approximately $1,000 and $1,600, respectively. The erosion of losses available for carryforward in certain Canadian operating entities is the primary reason for the increase in current income taxes. The balance of our Canadian segment increase is due to an approximately $4,100 and $7,500 increase in deferred income tax expense. The utilization of losses available for carryforward within our Canadian segment group of companies effectively reduces deferred income tax assets and increases deferred income tax expense. For the three and six month periods ended June 2009, utilized tax losses accounted for approximately $2,900 and $6,200 of this segments deferred income tax expense, compared to 2008 recoveries of approximately $1,000 and $2,300, respectively. These increases to net income tax expense were partially offset by foreign currency exchange declines of approximately $900 and $1,700, respectively.

In the U.S., the decline in net income tax expense for three months ended is due entirely to the timing and utilization of loss carryforwards. In 2008, our U.S. segment recognized an approximately $6,500 expense due to the utilization of losses available for carryforward compared with a current period expense of approximately $3,900. For the six months ended, the approximately $6,500 increase in year to date income tax expense is due to the utilization of carryforward losses, approximately $4,100. The balance of the change for the six months ended is due to higher deferred income tax recoveries recognized in 2008 on timing differences between the carrying value of U.S. segment capital assets and their tax values.

Non-controlling interest

With the adoption of FASB’s Financial Accounting Standard No. 160, “Non-controlling Interests in Consolidated Financial Statements” (“SFAS 160”), which became effective January 1, 2009, we changed the presentation of non-controlling interests from mezzanine equity to equity on our consolidated balance sheet. Non-controlling interest is no longer deducted in the determination of net income. Instead, net income and each component of other comprehensive income are attributed to shareholders’ equity and non-controlling interest. Adopting this section affects our determination of net income presented in the consolidated statement of operations and comprehensive income, the presentation of net income and non-controlling interest in the consolidated statement of cash flows, and the presentation of non-controlling interest in the consolidated statement of equity.

Other Performance Measures - For the three and six months ended June 30, 2009

(all amounts are in thousands of U.S. dollars, except per share or trust unit and PPS amounts)

Free cash flow(B)

Purpose and objective

The purpose of presenting this non-GAAP measure is to align our disclosure with other U.S. publicly listed companies in our industry. Investors and analysts use this calculation as a measure of our valuation and liquidity. We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies, to assess our primary sources and uses of cash flow, and to assess our ability to sustain our dividend policy.

Free cash flow(B) - cash flow approach

	Three months ended June 30			Six months ended June 30
	2009	2008	Change	2009	2008	Change

Cash generated from operating activities (per the statement of cash flows)	$66,456	$56,003	$10,453	$116,052	$99,294	$16,758

Operating
Changes in non-cash working capital items	(6,324)	6,543	(12,867)	(4,930)	18,769	(23,699)
Capital and landfill asset purchases	(39,217)	(37,647)	(1,570)	(59,714)	(59,502)	(212)
Purchase of restricted shares	(172)	—	(172)	(172)	—	(172)
Stock option expense (recovery)	567	376	191	584	(417)	1,001
Conversion costs	115	—	115	115	—	115
Other expenses	35	26	9	65	57	8

Financing
Financing and landfill development costs (net of non-cash portion)	(77)	(188)	111	(77)	(913)	836
Net realized foreign exchange loss (gain)	93	1	92	177	(620)	797
Free cash flow(B)	$21,476	$25,114	$(3,638)	$52,100	$56,668	$(4,568)

Free cash flow(B) — EBITDA(A) approach

We typically calculate free cash flow(B) using an operations approach as we view EBITDA(A) as a proxy for cash derived from operations.

	Three months ended June 30			Six months ended June 30
	2009	2008	Change	2009	2008	Change

EBITDA(A)	$72,503	$76,987	$(4,484)	$135,142	$145,262	$(10,120)

Restricted share expense	359	—	359	691	—	691
Stock option expense (recovery)	567	376	191	584	(417)	1,001
Purchase of restricted shares	(172)	—	(172)	(172)	—	(172)
Capital and landfill asset purchases	(39,217)	(37,647)	(1,570)	(59,714)	(59,502)	(212)
Landfill closure and post-closure expenditures	(1,129)	(379)	(750)	(2,355)	(623)	(1,732)
Landfill closure and post-closure cost accretion expense	775	777	(2)	1,517	1,555	(38)
Interest on long-term debt	(8,766)	(13,015)	4,249	(18,395)	(26,744)	8,349
Non-cash interest expense	795	1,030	(235)	1,545	1,973	(428)
Current income tax expense	(4,239)	(3,015)	(1,224)	(6,743)	(4,836)	(1,907)
Free cash flow(B)	$21,476	$25,114	$(3,638)	$52,100	$56,668	$(4,568)

Three months ended

Excluding the impact of foreign currency exchange, approximately $2,800, free cash flow(B) declined comparatively. While we enjoyed increasing EBITDA(A) contributions from our Canadian and U.S. south segments, EBITDA(A) decreased comparatively in the U.S. northeast. On balance, however, EBITDA(A) increased period over period by approximately $600, excluding foreign currency exchange. Contributions from the Canadian and U.S. south segments are attributable to growth through acquisition coupled with declines in vehicle operating costs, driven principally by declines in fuel costs. The decline in U.S. northeast EBITDA(A) contributions is due largely to lower volumes in the region, coupled with lower commodity and other pricing, which is the result of economic weakness. An increase in current income tax expense, approximately $1,800 (excluding foreign currency exchange), coupled with the timing of capital and landfill purchases, up approximately $3,000 (excluding foreign currency exchange), is the primary reason for the decline period to period. The increase in current income tax expense is largely attributable to the Canadian segment. The conversion from an income trust to a corporation effectively eliminated the Canadian segments ability to shelter taxable income beyond its available loss carryforwards, which are being eroded at a more vigorous pace since conversion. The timing of contract wins, capital asset purchases to operate an acquired landfill in our U.S. south segment, and working capital adjustments, partially offset by lower growth expenditures in other areas of our business are the primary reasons for our U.S. segment increase in capital and landfill asset purchases period to period. In addition, the timing of landfill closure and post-closure expenditures in our U.S. northeast segment contributed to the comparative increase in spending.

Lower interest on long-term debt, approximately $3,900 (excluding foreign currency exchange), helped soften the aforementioned declines. The decline in interest expense is the result of applying net proceeds from our March and June common share offerings to the repayment of long-term debt coupled with lower dividend levels and lower borrowing costs on variable rate lending in both Canada and the U.S.

Six months ended

For the six months ended, free cash flow(B) increased approximately $1,100, excluding the negative impact of foreign currency exchange, approximately $5,700. An increase in EBITDA(A), excluding foreign currency exchange, approximately $700, coupled with lower interest expense, approximately $7,400 (excluding foreign currency exchange), are the primary reasons for the comparative increase. Higher capital and landfill purchases, approximately $3,600 (excluding foreign currency exchange) and higher current income tax expense, approximately $2,800 (excluding foreign currency exchange), partially offset the higher EBITDA(A) and lower interest expense contributions to free cash flow(B). The reasons for the year to date changes are consistent with those outlined above for the three months ended.

Capital and landfill purchases

Capital and landfill purchases characterized as replacement and growth expenditures are as follows:

	Three months ended June 30			Six months ended June 30
	2009	2008	Change	2009	2008	Change

Replacement	$16,983	$19,946	$(2,963)	$29,772	$29,372	$400
Growth	22,234	17,701	4,533	29,942	30,130	(188)
Total	$39,217	$37,647	$1,570	$59,714	$59,502	$212

Capital and landfill purchases - replacement

Capital and landfill purchases characterized as “replacement expenditures”, represent cash outlays to sustain current cash flows and are funded from free cash flow(B). Replacement expenditures may include some or all of the following: the replacement of existing capital assets, including vehicles, equipment, containers, compactors, furniture, fixtures and computer equipment. Replacement expenditures also include all landfill construction spending for our operating landfills, which is principally comprised of cell construction.

Three months ended

Excluding the impact of foreign currency exchange, approximately $600, replacement expenditures decreased approximately $2,400. The Canadian segment represented approximately $800 of the decline with the balance, approximately $1,600, due to our U.S. operations. Both the Canadian and U.S. segment declines are due in large part to the timing of landfill cell construction with the balance attributable to working capital adjustments.

Six months ended

Excluding the impact of foreign currency exchange, approximately $1,800, replacement expenditures increased approximately $2,200. The Canadian segment represented approximately $2,600 of the increase partially offset by declines in our U.S. operations, approximately $400. The Canadian segment increase is due almost entirely to the timing of cell construction at our Lachenaie landfill. The reasons for the U.S. segment decline are consistent with the reasons outlined above for the three months ended.

Capital and landfill purchases - growth

Capital and landfill purchases characterized as “growth expenditures”, represent cash outlays to generate new or future cash flows and are generally funded from free cash flow(B). Growth expenditures may include some or all of the following: vehicles, equipment, containers, compactors, furniture, fixtures and computer equipment to support new contract wins and organic business growth.

Three months ended

Net of foreign currency exchange, approximately $900, growth expenditures increased approximately $5,400. In Canada growth expenditures declined approximately $500 while growth expenditures in the U.S. represented the balance of the change. The primary reason for our U.S. segment increase is due to contract wins, capital asset purchases to operate an acquired landfill in our U.S. south segment, and working capital adjustments, partially offset by lower growth expenditures in other areas of our business.

Six months ended

Net of foreign currency exchange, approximately $1,600, growth expenditures increased approximately $1,400. In Canada growth expenditures declined approximately $2,700 while growth expenditures in the U.S. increased. The Canadian segment decline is due in large part to capital purchased to service new residential contract wins which commenced in 2008. The reasons for the U.S. segment increase are consistent with the reasons outlined above for the three months ended.

Readers are reminded that revenue, EBITDA(A), and cash flow contributions derived from vehicles, equipment and container growth expenditures will materialize over the assets useful life.

Dividends and Distributions

(all amounts are in thousands of U.S. dollars, except per share or trust unit and PPS amounts)

2009

Our expected regular dividend record and payment dates, and payment amounts, are as follows:

Expected regular dividend (payable quarterly)

		Dividend
		amounts per
		share and
		PPS - stated
		in Canadian
Record date	Payment date	dollars
March 31, 2009	April 15, 2009	$0.125
June 30, 2009	July 15, 2009	0.125
September 30, 2009	October 15, 2009	0.125
December 31, 2009	January 15, 2010	0.125
Total		$0.500

Our expected special dividend record and payments dates, and payment amounts, payable only in 2009, are as follows:

Expected special dividend schedule (payable quarterly)

		Dividend
		amounts per
		share and
		PPS - stated
		in Canadian
Record date	Payment date	dollars
March 31, 2009	April 15, 2009	$0.125
June 30, 2009	July 15, 2009	0.125
September 30, 2009	October 15, 2009	0.125
December 17, 2009	December 31, 2009	0.125
Total		$0.500

2008

In 2008, we declared distributions and dividends to trust unit and participating preferred shareholders of record for the three and six month periods ended June 2008 totaling $30,921 and $62,020, respectively. The declarations represented a monthly Canadian dollar (“C$”) payout of fifteen point one five cents per trust unit and PPS.

Summary of Quarterly Results

(all amounts are in thousands of U.S. dollars, except per share or trust unit amounts)

2009	Q2	Q1	Total

Revenues
Canada	$87,188	$70,983	$158,171
U.S. south	83,899	80,047	163,946
U.S. northeast	82,613	72,863	155,476
Total revenues	$253,700	$223,893	$477,593
Net income	$15,105	$9,639	$24,744
Net income per weighted average share, basic	$0.19	$0.14	$0.33
Net income per weighted average share, diluted	$0.18	$0.14	$0.32

2008	Q4	Q3	Q2	Q1	Total

Revenues
Canada	$80,301	$100,965	$99,807	$85,418	$366,491
U.S. south	83,452	87,809	87,392	79,490	338,143
U.S. northeast	79,853	93,461	90,414	78,441	342,169
Total revenues	$243,606	$282,235	$277,613	$243,349	$1,046,803
Net income	$9,919	$16,274	$17,444	$11,322	$54,959
Net income per weighted average share or trust unit, basic and diluted	$0.14	$0.24	$0.25	$0.16	$0.80

2007	Q4	Q3	Q2	Q1	Total

Revenues
Canada	$89,652	$83,238	$77,824	$62,611	$313,325
U.S. south	78,281	78,191	72,904	63,618	292,994
U.S. northeast	83,045	64,727	53,578	46,441	247,791
Total revenues	$250,978	$226,156	$204,306	$172,670	$854,110
Net income	$6,302	$11,859	$6,544	$10,682	$35,387
Net income per weighted average trust unit, basic and diluted	$0.09	$0.17	$0.10	$0.16	$0.52

Quarterly Canadian segment revenues expressed in Canadian dollars

	Q4	Q3	Q2	Q1	Total

2009			$102,390	$88,396	$190,786
2008	$99,557	$104,999	$100,754	$85,768	$391,078
2007	$89,418	$87,735	$86,019	$73,355	$336,527

Total approximate quarterly revenue growth from Q2 2007 to Q2 2009

Revenues - Q2 2007	$204,300

Revenue growth additions:
Acquisitions completed from 2007 to 2009	49,100
Foreign currency translation	(5,500)
Net price, volume, and fuel and environmental surcharge growth	5,800
Revenues - Q 2 2009	$253,700

Financial Condition

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Selected Consolidated Balance Sheet Information

	Canada -	U.S. -	Consolidated -	Canada -	U.S. -	Consolidated -
	June 30,	June 30,	June 30,	December 31,	December 31,	December 31,
	2009	2009	2009	2008	2008	2008
Accounts receivable	$48,846	$63,176	$112,022	$45,362	$62,405	$107,767
Intangibles	$18,044	$92,455	$110,499	$22,037	$97,861	$119,898
Goodwill	$53,898	$568,044	$621,942	$50,326	$567,506	$617,832
Capital assets	$140,920	$275,651	$416,571	$133,584	$275,097	$408,681
Landfill assets	$161,080	$488,943	$650,023	$152,204	$469,658	$621,862
Working capital deficit -(current assets less current liabilities)	$(6,352)	$(7,616)	$(13,968)	$(26,384)	$(3,761)	$(30,145)

Accounts receivable

Change - Consolidated June 30, 2009 versus December 31, 2008	$4,255
Change - Canada - June 30, 2009 versus December 31, 2008	$3,484
Change - U.S. - June 30, 2009 versus December 31, 2008	$771

Foreign currency translation represents approximately $2,500 of the Canadian segment increase in accounts receivable. The timing of certain collections due from various cities, higher comparative quarterly landfill volumes, seasonality, partially offset by additional efforts to collect owed amounts, is the primary reason for the Canadian segment increase.

U.S. segment accounts receivable increased period over period, approximately $800. The increase is due in large part to an increase in amounts owing from a single customer in the U.S., approximately $700.

Intangibles

Change - Consolidated June 30, 2009 versus December 31, 2008	$(9,399)
Change - Canada - June 30, 2009 versus December 31, 2008	$(3,993)
Change - U.S. - June 30, 2009 versus December 31, 2008	$(5,406)

The Canadian segment decline is attributable to amortization, approximately $5,100. Intangibles recognized on acquisitions completed in the period, approximately $100, coupled with foreign currency translation, approximately $1,000, partially offset amortization expense.

Amortization, approximately $9,400, was partially offset by intangibles recognized on acquisitions completed in the period, approximately $4,000, in our U.S. segment.

Goodwill

Change - Consolidated June 30, 2009 versus December 31, 2008	$4,110
Change - Canada - June 30, 2009 versus December 31, 2008	$3,572
Change - U.S. - June 30, 2009 versus December 31, 2008	$538

Foreign currency translation represents approximately $2,700 of the comparative increase in Canadian segment goodwill, coupled with goodwill recognized on acquisitions completed in the period, approximately $900. U.S. segment goodwill increased due to fair value adjustments to preliminary purchase price allocations recorded in prior periods, approximately $500.

Capital assets

Change - Consolidated June 30, 2009 versus December 31, 2008	$7,890
Change - Canada - June 30, 2009 versus December 31, 2008	$7,336
Change - U.S. - June 30, 2009 versus December 31, 2008	$554

The increase in Canadian segment capital assets is primarily attributable to foreign currency translation, approximately $7,100. Capital asset purchases net of working capital adjustments totaled approximately $10,500 while capital assets acquired amounted to approximately $700. Capital asset additions were incurred principally to service new contract wins, maintain our existing vehicles and containers and for infrastructure spending. Amortization totaled approximately $11,000 which partially offset capital assets purchased and acquired in the period.

The increase in U.S. segment capital assets is a function of capital asset additions net of working capital adjustments, approximately $23,900, coupled with capital assets acquired by way of acquisition, approximately $3,400. Current period additions were incurred principally for new contract wins, capital purchased to operate an acquired landfill, with the balance attributable to the maintenance of our current compliment of assets. Amortization, approximately $26,000, and disposals, approximately $1,300, partially offset capital asset additions in the period. The balance of the change is on account of gains recognized on capital asset disposals.

Landfill assets

Change - Consolidated June 30, 2009 versus December 31, 2008	$28,161
Change - Canada - June 30, 2009 versus December 31, 2008	$8,876
Change - U.S. - June 30, 2009 versus December 31, 2008	$19,285

Foreign currency translation represents approximately $8,200 of the increase in our Canadian segment landfill assets. Landfill asset additions coupled with working capital adjustments amounted to approximately $5,000 and are due in large part to landfill construction activity at our Lachenaie and Ridge landfills. A transfer of approximately $2,400 from landfill development assets to landfill assets, due to our receipt of the Lachenaie permit, coupled with capitalized landfill asset closure and post-closure costs, approximately $1,300, accounts for the balance of the period increase. Amortization, approximately $8,100, partially offset the foregoing.

Additions combined with working capital adjustments, approximately $16,500, capitalized landfill closure and post-closure costs, approximately $8,900, and landfill assets acquired through acquisition, approximately $16,000, are the primary reasons for the U.S. segment increase. Amortization, approximately $19,100, and disposals and disposal losses, approximately $3,900, partially offset the aforementioned increases. Landfill construction and provisions for wetlands mitigation at our Seneca Meadows site is the largest contributor to landfill asset additions and capitalized landfill closure and post-closure costs during the period.

Working capital deficit

Change - Consolidated June 30, 2009 versus December 31, 2008	$16,177
Change - Canada - June 30, 2009 versus December 31, 2008	$20,032
Change - U.S. - June 30, 2009 versus December 31, 2008	$(3,855)

For our Canadian segment, the period to period change is attributable to an approximately $38,400 betterment due to the repayment of our senior secured series A debentures with proceeds from our revolving credit facility. The maturity date of our revolving credit facility is May 2011 which effectively results in the reclassification of debenture amounts classified as current at December 31, 2008 to long term at June 30, 2009. The impact of repaying our debentures on our working capital position was partially offset by an approximately $15,800 increase in dividends payable. Changes to the timing of dividends paid and additional dividends payable due to recently completed common shares offering is the reason for the increase in dividends payable.

Changes to our dividends, outlined above, contributed to the increase in dividends payable, approximately $2,000, and the further decline in our U.S. segment working capital deficit. An approximately $1,700 decline in cash and cash equivalents is due to the timing of cash receipts and payments and accounts for the balance of the working capital decline.

Disclosure of outstanding share capital

	June 30, 2009
	Shares	$
Common shares	82,294	1,082,492
Special shares	11,137	—
Total common and special shares	93,431	1,082,492
Restricted shares	(225)	(3,928)
Total contributed equity	93,206	1,078,564

Shareholders’ equity

We are authorized to issue an unlimited number of common, special and preferred shares, issuable in series.

Common Shares

Common shareholders are entitled to one vote for each common share held and to receive dividends, as and when declared by the Board of Directors. Common shareholders are entitled to receive, on a pro rata basis, the remaining property and assets of the Company upon dissolution or wind-up, subject to the priority rights of other classes of shares.

On March 6, 2009, we closed our public offering of 8,500 common shares for C$9.50 per share representing total gross proceeds of C$80,750. We applied the net proceeds from the public offering, approximately $61,500, to the repayment of outstanding borrowings under our U.S. long-term debt facility. On March 30, 2009, we closed the over-allotment option on our public offering of 1,275 common shares at C$9.50 per share. Total gross proceeds amounted to C$12,113 and we applied the net proceeds from the over-allotment option, approximately $9,500, to the repayment of outstanding borrowings on our U.S. long-term debt facility.

On June 10, 2009, we closed our U.S. public offering and over-allotment option of 13,000 and 1,950 common shares, respectively, representing total gross proceeds of $149,500. We applied the net proceeds from the U.S. public offering, approximately $138,750, to the repayment of outstanding borrowings under our U.S. long-term debt facility.

Special Shares

Special shareholders are entitled to one vote for each special share held. The special shares carry no right to receive dividends or to receive the remaining property and assets of the Company upon dissolution or wind-up. The number of special shares outstanding is equivalent to the exchange rights granted to holders of the PPSs. Participating preferred shareholders have the right to exchange one PPS for one common share of the Company. For each PPS exchanged the same number of special shares is automatically cancelled.

Preferred Shares

At June 30, 2009, no preferred shares are issued. Each series of preferred shares shall have rights, privileges, restrictions and conditions as determined by the Board of Directors prior to issuance. Preferred shareholders are not entitled to vote, but take preference over the common shareholders rights in the remaining property and assets of the Company in the event of dissolution or wind-up.

Non-controlling interest

As of July 29, 2009, 10,879 PPSs have been converted into common shares of the Company since issuance on January 21, 2005. Each holder of a PPS receives dividends equivalent to those received by holders of the Company’s common shares. Assuming exchange of all special shares, for common shares of the Company, 93,431 equivalent common shares would be outstanding at June 30, 2009.

Liquidity and Capital Resources

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Contractual obligations

	June 30, 2009
		Payments due
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	$654,586	$—	$500,694	$49,892	$104,000
Landfill closure and post-closure costs, undiscounted	402,043	8,380	14,564	19,360	359,739
Operating leases	31,690	5,855	7,723	6,079	12,033
Other long-term obligations(1)	17,410	—	—	—	17,410
Total contractual obligations	$1,105,729	$14,235	$522,981	$75,331	$493,182

Note:

(1)          Other long-term obligations include the following: payments on account of a license agreement to use the trade name “BFI” and the related logo in our Canadian segment for the period from June 30, 2015 to June 30, 2034. Contingent consideration in respect of certain acquisitions is not included in the table above.

Long-term debt

Summarized details of our long-term debt facilities at June 30, 2009 are as follows:

			Letters of credit
			(not reported as
			long-term debt
			on the
	Available		Consolidated	Available
	lending	Facility drawn	Balance Sheet)	capacity
Canadian long-term debt facilities - stated in Canadian dollars
Senior secured debentures, series B	$58,000	$58,000	$—	$—
Revolving credit facility	$305,000	$179,000	$25,013	$100,987

U.S. long-term debt facilities - stated in U.S. dollars
Term loan	$195,000	$195,000	$—	$—
Revolving credit facility	$588,500	$151,715	$120,097	$316,688
IRBs	$104,000	$104,000	$—	$—

Canadian long-term debt facilities

We drew on our revolving credit facility capacity to repay our C$47,000 senior secured series A debentures which matured on June 26, 2009. Drawing on the revolving credit facility had no impact on our Canadian segments funded debt to EBITDA(A) covenant, as this covenant includes both revolving credit facility drawings and senior secured debenture borrowings. In the second quarter, we entered into our fifth amendment to our amended and restated credit facility. The fifth amendment simply recognized the wind-up of the Fund and Ridge Landfill Trust. All significant terms and pricing remained unchanged.

Long-term debt to EBITDA(A)

At June 30, 2009, we are not in default of our Canadian and U.S. long-term debt facility covenants. Readers are reminded that our long-term debt to EBITDA(A) covenants are not subject to foreign currency exchange fluctuations. Holding the foreign currency exchange rate between Canada and the U.S. at parity, results in a long-term debt to EBITDA(A) ratio of 2.28 times. Readers are further reminded that contributions to EBITDA(A) from acquisitions completed within the last twelve months are not included in the foregoing ratio. We have two revolving credit facilities to support our Canadian and U.S. operations, each of which require financial covenant tests to be prepared independently and both facilities allow for pro forma EBITDA(A) contributions from acquisitions in the calculation of long-term debt to EBITDA(A).

Funded debt to EBITDA(A)

At June 30, 2009, funded long-term debt to EBITDA(A) for Canada and the U.S., as defined and calculated in accordance with the underlying Canadian and U.S. long-term debt facility covenants, is as follows:

	June 30, 2009		December 31, 2008
	Canada	U.S.	Canada	U.S.
Funded debt to EBITDA(A)	1.90	2.64	2.10	3.93
Funded debt to EBITDA(A) maximum(2)	2.75	4.00	2.75	4.25

Note:

(2) Our U.S. long-term debt facility precludes the U.S. corporation from paying dividends should the funded debt to EBITDA(A) ratio exceed 3.9.

Risks and restrictions

A portion of our term loan, our two revolving credit facilities, and a portion of our IRBs are subject to interest rate fluctuations with bank prime, the 30 day rate on bankers’ acceptances or LIBOR. We have hedged $195,000 of variable rate interest on our U.S. long-term debt facility. The balance of drawings on our U.S. long-term debt facility, $151,715, together with amounts drawn on our Canadian revolving credit facility, C$179,000, and amounts drawn on a portion of our IRBs, $59,000, is subject to interest rate risk. A 1.0% rise or fall in the variable interest rate results in a $1,517, C$1,790, and $590, change in annualized interest expense incurred on these facilities, respectively.

We are obligated under the terms of our debenture, term loan, revolving credit facilities, and IRBs (collectively the “facilities”) to repay the full principal amount of each at their respective maturities. A failure to comply with the terms of any facility could result in an event of default which, if not cured or waived, could accelerate repayment of the relevant indebtedness. If repayment of the facilities were to be accelerated, there can be no assurance that our assets would be sufficient to repay these facilities in full.

The terms of the facilities contain restrictive covenants that limit the discretion of management with respect to certain business matters. These covenants place restrictions on, among other things, the ability to incur additional indebtedness, to create liens or other encumbrances, to pay dividends on shares and PPSs above certain levels or make certain other payments, investments, loans and guarantees, and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, the debenture and revolving credit facilities contain a number of financial covenants that require us to meet certain financial ratios and financial condition tests. A failure to comply with the terms of the facilities could result in an event of default which, if not cured or waived, could result in accelerated repayment. If the repayment of the facilities were to be accelerated, there can be no assurance that our assets would be sufficient to repay these facilities in full.

We remain active in our review of financing alternatives.

Fuel hedges and interest rate swaps

Fuel hedges

	Notional
	amount (gallons
	per month -	Diesel rate paid
	expressed in	(expressed in
Date entered	gallons)	dollars)	Diesel rate received variable	Effective date	Expiration date

October 2008	62,500	$3.69	Diesel fuel index	July 2009	October 2013
June 2009	500,000	$1.85	NYMEX Heating Oil Index	June 2009	December 2009
June 2009	500,000	$2.04	NYMEX Heating Oil Index	January 2010	December 2010
June 2009	335,000	$2.17	NYMEX Heating Oil Index	January 2011	December 2011
June 2009	165,000	$2.13	NYMEX Heating Oil Index	January 2011	May 2011
June 2009	170,000	$2.31	NYMEX Heating Oil Index	January 2012	December 2012
June 2009	165,000	$2.28	NYMEX Heating Oil Index	January 2012	May 2012
June 2009	170,000	$2.34	NYMEX Heating Oil Index	January 2013	May 2013

Interest rate swaps

		Fixed interest
		rate paid (plus
	Notional	applicable	Variable interest
Date entered	amount	margin)	rate received	Effective date	Expiration date
September 2007	$75,000	4.72%	1.20%	October 2007	October 2010
April 2005	$25,000	4.73%	1.20%	October 2007	October 2011
September 2007	$50,000	4.79%	1.20%	October 2007	October 2011
September 2007	$35,000	4.89%	1.20%	October 2007	October 2012
March 2009	$10,000	1.17%	1.10%	October 2007	October 2012

Other

In April 2008, DBRS re-affirmed their rating of BBB low on our Canadian senior secured series A and B debentures. The rating was subsequently placed under review pending the results of our conversion. We expect that DBRS will re-establish their rating on our senior secured series B debentures in the third quarter of 2009. In July 2008, S&P re-affirmed their rating of BB on our U.S. term loan and revolving credit facility and issued a rating of B+ on $45,000 of IRBs which were converted from a floating to fixed rate of interest. In October 2008, Moody’s Investor Services re-affirmed their rating of B1 on our U.S. term loan and revolving credit facility and changed its outlook to negative. The negative outlook is subject to adjustment, but required either a covenant modification of the funded debt to EBITDA(A) reduction to 4.0 in March 2009 or a demonstrated reduction in funded debt to EBITDA(A) levels.

Cash flows

	Three months ended June 30			Six months ended June 30
	2009	2008	$Change	2009	2008	$Change
Cash flows generated from (utilized in):

Operating activities	$66,456	$56,003	$10,453	$116,052	$99,294	$16,758
Investing activities	$(59,857)	$(73,172)	$13,315	$(78,542)	$(114,678)	$36,136
Financing activities	$(6,408)	$13,960	$(20,368)	$(39,236)	$17,320	$(56,556)

Operating activities

Three months ended

Changes in non-cash working capital contributed approximately $12,900 to the comparative increase. Foreign currency exchange translation is the primary reason for the non-cash change in working capital. Lower earnings from operations, largely attributable to economic weakness in our U.S. northeast segment, partially offset the benefit from non-cash working capital contributions.

Six months ended

Similar to the three months ended, changes in non-cash working capital contributed approximately $23,700 to the comparative increase. The comparative change in non-cash working capital is due to a combination of changes, including foreign currency translation, coupled with higher uses of cash in the comparative period due to the timing of payment and receipt of accounts payable, accrued charges and accounts receivable. Higher cash taxes and landfill closure and post-closure cost expenditures in the current period partially offset the benefit derived from non-cash working capital contributions.

Investing activities

Three months ended

The decrease in cash utilized in investing activities is due almost exclusively to a decline in acquisitions period over period, approximately $15,100, partially offset by higher capital and landfill asset purchases. Our continued focus on the business and strengthening our balance sheet, together with a weak economy and a softening of our share price, has curtailed our comparative acquisition activity. However, since we have successfully strengthened our balance sheet and are optimistic about economic events, we expect to continue our pursuit of acquisition opportunities over the balance of the year. The purchase of capital assets to satisfy new contract wins and maintain our existing compliment of assets together with landfill construction activities is the primary reason for the increase in comparative capital and landfill asset purchases.

Six months ended

On a year to date basis, slower acquisition activity, as outlined above for the three months ended, accounts for approximately $33,800 of the comparative decline in cash uses. Net proceeds on the disposal of certain assets, approximately $3,100, is the primary reason for the balance of the decline.

Financing activities

Three months ended

In 2009, we applied the net proceeds from our share offerings to the repayment of U.S. long-term debt facility borrowings. Our U.S. segment borrowed approximately $15,000 in the current period, the proceeds of which were used to complete acquisitions totaling approximately $18,200. Our Canadian segment repaid approximately $3,300 in the current period. Lower dividend obligations and lower acquisition activity are the primary reasons for the comparative decline in borrowings.

Six months ended

Lower dividend obligations and lower acquisition activity are the primary reasons for the increase in amounts utilized in financing activities. In the current year to date period, we repaid approximately $19,900 of long-term debt facility borrowings over and above the application of net proceeds from share offerings year to date.

Seasonality

Revenues are generally higher in spring, summer and autumn months due to higher collected and disposed of waste volumes. Higher collection and disposal revenues are partially offset by higher operating expenses to service and dispose of additional waste volumes.

Critical Accounting Estimates

Landfill closure and post-closure costs

In the determination of landfill closure and post-closure costs we employ a variety assumptions, including but not limited to, the following: engineering estimates for materials, labour and post-closure monitoring, assumptions market place participants would use to determine these estimates, including inflation, markups, and inherent uncertainties due to the timing of work performed, the credit standing of the Company, the risk free rate of interest, current economic and financial conditions, landfill capacity estimates, the timing of expenditures and governmental oversight and regulation.

Significant increases or decreases in engineering cost estimates for materials, labour and monitoring or assumptions market place participants would use to determine these estimates could have material adverse or positive effect on our financial condition and operating performance, all else equal. Material inputs tied to commodity prices, which may include fuel price or other commodities, whose value fluctuates with multiple and varied market inputs or conditions, could result in a rise or fall in engineering estimates. Both increases and decreases in cost estimates will be recognized over the period in which the landfill accepts waste. However, upward revisions in cost estimates are discounted applying the current credit adjusted risk free rate, while downward revisions are discounted applying the risk free rate when the estimated closure and post-closure costs were originally recorded or a weighted average credit adjusted risk free rate if the period of original recognition cannot be identified.

A decline in either of the risk free rate or our credit spread over the risk free rate, or both, results in higher recorded landfill closure and post-closure costs, as cost estimates are estimated applying present value techniques. Inversely, an increase will result in lower recorded landfill closure and post-closure cost estimates. Fluctuations in either of these estimates could have a material adverse or positive effect on our financial condition and operating performance.

A decrease or increase in the expected inflation rate will result in lower or higher recorded landfill closure and post-closure costs. A change to our inflation estimate could have a material adverse or positive effect on our financial condition and operating performance.

Landfill capacity estimates are estimated at least annually using survey information typically provided by independent engineers. An increase in capacity estimates, due to changes in the landfills operating permit or design, deemed permitted capacity assumptions, or compaction, does not impact recorded landfill closure and post-closure costs, but does affect the recognition of expense in subsequent periods. All else equal, accretion expense recorded to operating expenses will increase and thereby reduce EBITDA(A), with a corresponding decrease in landfill amortization expense. The inverse holds true for a decrease in capacity estimates. Changes in landfill capacity estimates could have a material adverse or positive effect on our financial condition and operating performance.

Changes to the timing of expenditures or changes to the types of expenditures or monitoring periods established through governmental oversight and regulation could have a material adverse or positive effect on our financial condition and operating performance. If the timing of expenditures becomes more near term, recorded landfill closure and post-closure cost estimates will increase. Changes to governmental oversight and regulation could increase or decrease estimated costs or the timing thereof, or result in additional or diminished capacity estimates as a result of permit life expansion or contraction. A governmental change which renders the landfill’s operating permit inactive will result in the acceleration of both closure and post-closure costs, which will increase the recorded amount of landfill closure and post-closure costs, and these amounts could be material.

Competitive market pressures or significant cost escalation may not be recoverable through gate rate increases and could impact the profitability of the landfills operation or its ability to operate as a going concern.

Landfill assets

Similar to landfill closure and post-closure costs, the determination of amortization rates for landfill assets requires us to employ a variety of assumptions, including but not limited to, the following: engineering estimates for materials and labour to construct landfill capacity, inflation, landfill capacity estimates, and governmental oversight and regulation.

Changes to any of the aforementioned estimates, which may include changes to material inputs tied to commodity prices, economic and socio-economic conditions which impact the rate of inflation, changes to landfill operating permits or design, deemed permitted capacity assumptions, or compaction which impacts landfill capacity estimates or a change in government or a governmental change that impacts estimated costs to construct or impacts capacity, may have a material adverse or positive effect on our financial condition and results of operations. Changes which increase cost estimates or reduce or constrain capacity estimates will result in higher landfill asset amortization expense in future periods, but have no immediate effect on capitalized landfill assets. Changes which decrease cost estimates or increase capacity estimates will have an inverse effect.

Included in the capitalized cost of landfill assets, are amounts incurred to develop, expand and secure the landfills operating permit in addition to capitalized interest costs which are capitalized over the period when the landfill is being constructed but is not available for use. These amounts are amortized over the period the landfill actively accepts waste. Any change to capacity estimates will impact the period over which these costs are amortized. A governmental change which renders the landfill’s operating permit inactive will result in the recognition of an impairment charge on landfill assets, and this charge could be material.

Competitive market pressures or significant cost escalation may not be recoverable through gate rate increases and could impact the profitability of the landfills operation and our ability to operate as a going concern.

Goodwill

We test goodwill for impairment at least annually or more frequently if an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount. The impairment test is a two step test. The first test requires us to compare the fair value of a reporting unit to its carrying amount. If the fair value exceeds its carrying amount, goodwill of the reporting unit is not considered impaired. However, if the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of impairment loss, if any. When the carrying amount of the reporting unit goodwill exceeds the fair value of goodwill, an impairment loss is recognized in an amount equal to the excess. The fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination, whereby the excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the fair value of goodwill. Fair value is the amount at which an item can be bought or sold in a current transaction between willing parties, that is, other than in a forced sale or liquidation. To establish fair value, we may employ one or more valuation techniques including a market multiple based approach. Accordingly, if our enterprise value declines due to share price erosion or our EBITDA(A) declines as a result of a more pronounced and prolonged recession, goodwill may be impaired and could have a material adverse effect on our financial condition and operating performance.

We continue to monitor both economic and financial conditions and re-perform our goodwill test for impairment as conditions warrant.

Income taxes

Deferred income taxes are calculated using the liability method of accounting for income taxes. Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using enacted tax rates and laws. The effect of a change in tax rates on deferred income tax assets and liabilities is recorded to operations in the period in which the change occurs. Unutilized tax loss carryforwards that are not more likely than not to be realized are reduced by a valuation allowance in the determination of deferred income tax assets.

Significant changes to enacted tax rates or laws, or estimates of timing difference reversal, could result in a material adverse or positive effect on our financial condition and operating performance. In addition, changes in regulation or insufficient taxable income could impact our ability to utilize tax loss carryfowards which could have a significant impact on deferred income taxes.

Accrued accident claims reserve

In the U.S. we are self-insured for certain general liability, auto liability, and workers’ compensation claims. For claims that are self-insured, stop-loss insurance coverage is maintained for incidents in excess of $250 and $500, depending on the policy period in which the claim occurred. Annually, we use independent actuarial reports as a basis for developing estimates for reported claims and estimating claims incurred but not reported.

Significant fluctuations in assumptions used to assess and accrue for accident claims reserves, including filed and unreported claims, claims history, the frequency of claims and settlement amounts, could result in a material adverse or positive impact on our financial condition and operating performance.

Other

Other estimates include, but are not limited to, the following: estimates of our allowance for doubtful accounts receivable; recoverability assumptions for landfill development assets; the useful life of capital and intangible assets; estimates and assumptions used in the determination of the fair value of contingent acquisition payments; various economic estimates used in the development of fair value estimates, including but not limited to interest and inflation rates; share or trust unit based compensation, including a variety of option pricing model estimates; and the fair value of financial instruments.

New Accounting Policies Adopted

Business Combinations

In December 2007, the Financial Accounting Standards Board (“FASB”) issued Financial Accounting Standard No. 141(R), “Business Combinations” (“SFAS 141(R)”). The standard establishes principles and requirements for an acquirer to recognize and measure the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree, how goodwill or a gain from a bargain purchase is recognized and measured in a business combination, and outlines disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of a business combination. SFAS 141(R) outlines that the acquisition date fair value is the measurement objective for all assets acquired and liabilities assumed. SFAS 141(R) requires that all acquisition related and restructuring costs be charged to earnings and requires contingent consideration to be recognized at its fair value on the date of acquisition. Certain contingent consideration arrangements will result in fair value changes being recognized in earnings through final settlement. This statement eliminates adjustments to goodwill for changes in deferred income tax assets and uncertain tax positions after the acquisition accounting measurement period (limited to one year from the date of acquisition). SFAS 141(R) is effective prospectively for acquisitions that occur on or after January 1, 2009. SFAS 141(R) has been applied prospectively to business combinations consummated from January 1, 2009 onward and accordingly its adoption had no effect on previously reported amounts.

In April 2009, FASB issued Staff Position (“FSP”) 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise From Contingencies”, (“FSP 141(R)-1”). FSP 141(R)-1 amends and clarifies SFAS 141(R) to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination.

FSP 141(R)-1 requires that an acquirer shall recognize at fair value, at the acquisition date, an asset acquired or a liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period. If the acquisition-date fair value of the contingency cannot be determined during the measurement period, an asset or a liability shall be recognized at the acquisition date if information available before the end of the measurement period indicates that it is probable that an asset existed or that a liability had been incurred at the acquisition date and the amount of the asset or liability can be reasonably estimated. If these criteria are not met at the acquisition date using information that is available during the measurement period, the acquirer shall not recognize an asset or liability as of the acquisition date. In periods after the acquisition date, the acquirer shall account for an asset or a liability arising from a contingency that does not meet the recognition criteria at the acquisition date in accordance with other applicable GAAP, including FASB Statement No. 5, as appropriate. FSP 141(R)-1 is effective prospectively for acquisitions that occur on or after January 1, 2009 and accordingly its adoption had no effect on previously reported amounts.

Non-controlling Interests in Consolidation Financial Statements

In December 2007, FASB issued Financial Accounting Standard No. 160, “Non-controlling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 requires ownership interests in subsidiaries held by parties other than the parent to be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from parent’s equity. The standard also requires consolidated net income attributable to the parent and to the non-controlling interest to be clearly identified and presented on the face of the consolidated statement of income. While the parents control is retained, the standard requires changes in the parent’s ownership interest to be accounted for similarly as an equity transaction. Upon deconsolidation of a subsidiary, any retained non-controlling equity investment in the former subsidiary is initially measured at fair value and the gain or loss on the deconsolidation is measured using the fair value of any non-controlling equity investment rather than the carrying amount of the retained investment. For us, SFAS 160 is effective January 1, 2009 and is applied prospectively, except for the presentation and disclosure requirements which are applied retrospectively for all periods presented. Earlier adoption is prohibited. We have retrospectively reflected the presentation and disclosure requirements of SFAS 160 in these financial statements and our re-filed year ended 2008 and 2007 results which include a Canadian to U.S. GAAP reconciliation.

Disclosures about Derivative Instruments and Hedging Activities

In March 2008, FASB issued Financial Accounting Standard No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FASB Statement No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS 161 is intended to enhance the current disclosure framework and requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. The additional disclosure conveys the purpose of derivative use in terms of the risks that the entity is intending to manage. Also, disclosing the fair values of derivative instruments and their gains and losses in a tabular format and credit-risk-related contingent features and their impact on an entity’s liquidity is required. For us, SFAS 161 is effective January 1, 2009. The adoption of SFAS 161 did not have a significant impact on our financial statements.

Useful Life of Intangible Assets

In April 2008, FASB issued FSP No. 142-3, “Determination of the Useful Life of Intangible Assets”, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142. The purpose of this guidance is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset. Accordingly, entities are required to disclose information for a recognized intangible asset that enables users of the financial statements to assess the extent to which the expected future cash flows associated with the asset are affected by the entities intent and/or ability to renew or extend the arrangement. For us, FSP No. 142-3 is effective January 1, 2009. The adoption of FSP No. 142-3 did not have a significant impact on our financial statements.

The Hierarchy of Generally Accepted Accounting Principles

In May 2008, Statement of Financial Accounting Standard No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”) was issued, which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of non-governmental entities that are presented in conformity with U.S. GAAP. FASB does not expect this standard to change current practice. SFAS 162 will become effective 60 days following the Security and Exchange Commission’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. The adoption of SFAS 162 did not have a material impact on our financial statements.

Subsequent Events

In May 2009, FASB issued Financial Accounting Standard No. 165, “Subsequent Events” (“SFAS 165”). SFAS 165 provides general standard for accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The standard requires disclosure of the period through which subsequent events were evaluated, the date when the financial statements were issued or were available for issue, and establishes disclosure standards that a reporting entity should make about events or transactions that occurred after the balance sheet date. For us, SFAS 165 is effective June 30, 2009. The adoption of SFAS 165 did not have a significant impact on our financial statements.

Determining Fair Value

In April 2009, FASB issued FSP 157-4, “Determining Fair Value when the Volume and Level of Activity for the Asset or Liability have Significantly Decreased and Indentifying Transactions are not Orderly” (“FSP 157-4”). FSP 157-4 provides additional guidance for estimating fair value in accordance with FASB Statement No. 157, Fair Value Measurements, when the volume and level of activity for an asset or liability have significantly decreased. FSP 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP 157-4 emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains unchanged. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. For us, FSP 157-4 is effective June 30, 2009. The adoption of FSP 157-4 did not have a significant impact on our financial statements.

Recognition and Presentation of Other-Than-Temporary Impairments

In April 2009, FASB issued FSP 115-2 and 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments, (“FSP 115-2 and 124-2”). FSP 115-2 and 124-2 addresses other-than-temporary impairment analysis under existing U.S. GAAP to determine whether the holder of an investment in a debt or equity security for which changes in fair value are not regularly recognized in earnings (such as securities classified as held-to-maturity or available-for-sale) should recognize a loss in earnings when the investment is impaired. An investment is impaired if the fair value of the investment is less than its amortized cost basis.

FSP 115-2 and 124-2 amend the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. In addition, this guidance does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. For us, FSP 115-2 and 124-2 is effective June 30, 2009. The adoption of FSP 115-2 and 124-2 did not have any impact on our financial statements.

Outlook

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Overview

Management is committed to employing its improvement and market-focused strategies with the goal of continuously delivering value to its shareholders. Management’s objective is continuous improvement, which equates to a focus on continuous revenue growth coupled with effective cost management. New market entry, existing market densification, and landfill development will be our continued focus as we look for ways to expand our operations, increase customer density in strategic markets, and increase internalization. Our strengths remain founded in the following: consistent historical organic growth, growth through strategic acquisition, strong competitive position, a solid customer base with long-term contracts, disciplined operating process, predictable replacement expenditure requirements, and stable cash flows. We remain committed to actively managing these strengths in the future.

Strategy

Increase collection density. We seek to compete in high density, urban markets that provide us with the opportunity to further develop our market positions. Our ability to strategically increase collection density in a given market enhances our flexibility to pursue organic growth strategies, generate cash flow and achieve margin expansion through vertical integration. In addition, driving additional revenue per hour against a fixed cost base creates operating leverage in our business model. We will continue to focus on existing markets that support our market strategy and will pursue new markets that provide an opportunity to apply our operational strategy.

Optimize asset mix to improve return on capital. We seek to balance the composition of our assets within our segments and operating areas to effectively implement our asset productivity strategies. By optimizing our collection and disposal asset base around a mix of commercial, industrial and residential customers, we believe we can increase our return on invested capital. Our asset mix in Canada has consistently generated strong EBITDA(A) in each of the last five years. We have and will continue to execute a variety of strategies to adjust our asset mix and to improve margins in our U.S. operations. For example, our asset footprint in our northeast segment has a higher proportion of landfill operations than we deem optimal. Accordingly, we intend to acquire collection assets to increase density and optimize price and volume strategies through our collection assets in this segment.

Generate internal growth. We seek to leverage our strong market positions and asset profile to drive internal revenue growth. Through focused business development efforts, we strive to increase contracted waste volumes in the markets we serve. In particular, we are focused on obtaining new commercial, industrial and residential contracts in markets that we can integrate into our existing operations. By increasing route density, we can enhance the internalization and margin profile of our existing operations. In addition, we intend to apply different pricing strategies, when appropriate, to appropriately capture the value of our service offering.

Enhance internalization. We seek to increase the internalization in the markets we serve by controlling the waste stream, from our collection operations through to our disposal assets. Internalization gives us greater ability to control costs by avoiding third-party landfill tipping fees and allows for greater asset utilization within our business. We believe vertical integration is critical to maintaining access to a landfill or other waste disposal facility on favorable terms and to maintaining a steady supply of waste, which is needed in order to economically operate these facilities. We aim to increase route density and acquire assets that enhance vertical integration opportunities in markets that support our internalization goals.

Pursue strategy enhancing acquisitions. We employ a disciplined approach to evaluating strategic acquisitions. We intend to pursue acquisitions that support our market strategy and are accretive on a free cash flow(B) measure before synergies. Our acquisition efforts are focused on markets that we believe enhance our existing operations or provide significant growth opportunities. We believe that our experienced management, decentralized operating strategy, financial strength and scale make us an attractive buyer for acquisition targets.

Operations

Our goal is to pass through fuel and commodity surcharges, and environmental costs, including government imposed disposal charges to our end customer, with a view to eliminating variability in our operating results and cash flows. However certain services and contracts make it difficult to recover fuel and commodity price variability. Therefore, to aid in eliminating cost variability, we could enter into fuel and commodity hedges. Readers are reminded that increasing fuel costs, environmental costs, and government imposed disposal charges result in higher revenues and, all else equal, reduce our gross operating margin (defined as revenues less operating expenses divided by revenues).

Significant landfill volumes have been received and may not continue at a similar rate.

Management is active in various permit expansion efforts at certain landfills as permitted life is consumed.

Residential and other government contracts bids may require significant capital expenditures and may require us to borrow on our long-term debt facilities. EBITDA(A) resulting from new contract wins will materialize in subsequent periods.

Other

Taxation

In conjunction with the Company’s conversion from an income trust to a corporation, intercompany notes existing within the structure, prior to conversion, were effectively repaid or capitalized. Accordingly, intercompany interest expense borne by the Company’s subsidiaries is, post conversion, no longer available to shelter income subject to tax. Once we utilize the tax shelter available from carryforward losses, our cash tax expense will increase.

Financing strategic growth

One of our longer-term objectives is to grow organically and through strategic acquisition. Growth through strategic acquisition is dependent on our continuing ability to access debt and equity in the capital markets. Any restrictions will affect our growth through strategic acquisition.

Withholding taxes on foreign source income

When and as applicable, withholding tax on foreign source income is recorded as current income tax expense on the consolidated statement of operations and comprehensive income. An increase in dividends paid, or the erosion of IESI’s ability to return capital, will result in increasing withholding taxes from foreign source income received by the Company.

Optimization of tax losses and tax efficiency of structure

Management periodically reviews its organizational structure to promote tax efficiency and optimize the use of tax losses within the structure. We expect to incur additional reorganization costs in this regard.

Amortization

Through December 31, 2008, we accounted for acquisitions applying the purchase method of accounting. The purchase method of accounting required us to recognize the fair value of all assets acquired and liabilities assumed, including recognizing all intangible assets separately from goodwill. On acquisition, fair value adjustments typically increased the carrying amount of capital and landfill assets and typically resulted in the allocation of a portion of the purchase price to identified intangible assets. Accordingly, capital, landfill and intangible asset amortization not only includes amortization of original cost but also includes the amortization of fair value adjustments recognized on acquisition. Even though we have grown organically, a significant portion of our growth has been through acquisitions. Therefore, fair value adjustments included in amortization expense are significant. Our most notable fair value adjustments arose on the formation of our predecessor company, our initial public offering, and our acquisitions of; IESI, the Ridge landfill, and Winters Bros. Due to the inherent difficulty in isolating each fair value adjustment for every acquisition completed by us, the following selected amounts demonstrate the impact fair value adjustments had on amortization expense for the year ended December 31, 2008: fair value adjustments for landfill assets and recognized intangible assets on our initial public offering accounted for approximately $21,300, or 11.9%, of total 2008 amortization expense, and fair value adjustments for capital and landfill assets recognized on our acquisition of IESI accounted for approximately $20,000, or 11.2%, of total 2008 amortization expense. Fair value adjustments are recognized in amortization expense over the useful life of the underlying asset and for landfill assets over the landfills permitted or deemed permitted useful life. As we continue to grow through acquisition, amortization expense will continue to increase. Increases will be partially offset by declines in fully amortized fair value adjustments.

Environmental Matters

Legislation and governmental regulation

We are subject to extensive legislation and governmental regulation that may restrict or increase the cost of our operations.

Our equipment, facilities and operations are subject to extensive and changing federal, provincial, state and local laws and regulations relating to environmental protection, health, safety, training, land use, transportation and related matters. These include, among others, laws and regulations governing the use, treatment, transportation, storage and disposal of wastes and materials, air quality, water quality, permissible or mandatory methods of processing waste and the remediation of contamination associated with the release of hazardous substances. In addition, federal, provincial, state and local governments may change the rights they grant to, and the restrictions they impose on, waste management companies, and those changes could restrict our operations and growth.

Our compliance with regulatory requirements is costly. We may be required to enhance, supplement or replace our equipment and facilities and to modify landfill operations and, if we are unable to comply with applicable regulatory requirements, we could be required to close certain landfills or we may not be able to offset the cost of complying with these requirements. In addition, environmental regulatory changes or an inability to obtain extensions to the life of a landfill could accelerate or increase accruals or expenditures for closure and post-closure monitoring and obligate us to spend monies in addition to those currently accrued.

Extensive regulations govern the design, operation, and closure of landfills. For example, in October 1991, the U.S. Environmental Protection Agency (“EPA”) established minimum federal requirements for solid waste landfills under Subtitle D of The Federal Resource Conservation and Recovery Act of 1976, as amended. If we fail to comply with the Subtitle D regulations, we could be required to undertake investigatory or remedial activities, curtail operations or close a landfill temporarily or permanently, or be subject to monetary penalties. Moreover, if regulatory agencies fail to enforce the Subtitle D regulations vigorously or consistently, competitors whose facilities do not comply with the Subtitle D regulations or their state counterparts may obtain an advantage over us. The financial obligations arising from any failure to comply with the Subtitle D regulations could harm our business and operating results.

Certain of our waste disposal operations traverse state, provincial, county and the Canada/U.S. national boundaries. In the future, our collection, transfer, and landfill operations may be affected by proposed U.S. federal legislation governing interstate shipments of waste. Such proposed federal legislation could prohibit or limit the disposal of out-of-state waste (including waste from Canada) and may require states, under certain circumstances, to reduce the amount of waste exported to other states. If this or similar legislation is enacted in states in which we operate, it could have an adverse effect on our operating results, including our landfills that receive a significant portion of waste originating from out-of-state. In addition, we believe that several states have proposed or have considered adopting legislation that would regulate the interstate transportation and disposal of waste in the states’ landfills.

Certain collection, transfer, and landfill operations may also be affected by “flow control” legislation. Some states and local governments may enact laws or ordinances directing waste generated within their jurisdiction to a specific facility for disposal or processing. If this or similar legislation is enacted, state or local governments could limit or prohibit disposal or processing of waste in transfer stations or landfills or in third party landfills used by us.

In 1996, the New York City Council enacted Local Law 42, which prohibits the collection, disposal or transfer of commercial and industrial waste without a license issued by the New York City Business Integrity Commission, formerly known as the Trade Waste Commission (the “Business Integrity Commission”), and requires Business Integrity Commission approval of all acquisitions or other business combinations in New York City proposed by all licensees. The need for review by the Business Integrity Commission could delay our consummation of acquisitions in New York City, which could limit our ability to expand our business in this region.

From time to time, provincial, state or local authorities consider and sometimes enact laws or regulations imposing fees or other charges on waste disposed of at landfills. If additional fees are imposed in jurisdictions in which we operate and we are not able to pass the fees through to our customers, our operating results would be negatively affected.

We must comply with the requirements of federal, provincial, and state legislation related to worker health and safety. These requirements can be onerous and include, in Canada, a requirement that any person that directs (or has the authority to direct) how another person does work or performs a task must take reasonable steps to prevent bodily harm to any person arising from that work or task. Failure to comply with these requirements may result in criminal or quasi-criminal proceedings and related penalties.

The operational and financial effects discussed above associated with compliance with the laws and regulations and changes thereto to which we are subject, could require us to make significant expenditures or otherwise affect the way we operate our business, and could affect our financial condition and results of operations.

Environmental regulation and litigation

We may be subject to legal action relating to compliance with environmental laws, and to civil claims from parties alleging some harm as a consequence of migrating contamination, odours, and other releases to the environment or other environmental matters (including the acts or omissions of its predecessors) for which the business may be responsible. We may also be subject to court challenges of our operating permits.

Solid waste management companies are often subject to close scrutiny by federal, provincial, state, and local regulators, as well as private citizens, and may be subject to judicial and administrative proceedings, including proceedings relating to their compliance with environmental and local land use laws.

In general, environmental laws authorize federal, provincial, state or local environmental regulatory agencies and attorneys general (and in some cases, private citizens) to bring administrative or judicial actions for violations of environmental laws or to revoke or deny the renewal of a permit. Potential penalties for such violations may include, among other things, civil and criminal monetary penalties, imprisonment, permit suspension or revocation, and injunctive relief. These agencies and attorneys general may also attempt to revoke or deny renewal of our permits, franchises or licenses for violations or alleged violations of environmental laws or regulations. Under certain circumstances, citizens are also authorized to file lawsuits to compel compliance with environmental laws, regulations or permits under which we operate and to impose monetary penalties. Surrounding landowners or community groups may also assert claims alleging environmental damage, personal injury or property damage in connection with our operations.

From time to time, we have received, and may in the ordinary course of business in the future receive, citations or notices from governmental authorities alleging that our operations are not in compliance with our permits or certain applicable environmental or land use laws or regulations. We will generally seek to work with the relevant authorities and citizens and citizen groups to resolve the issues raised by these citations or notices. However, we may not always be successful in resolving these types of issues without resorting to litigation or other formal proceedings. Any adverse outcome in these proceedings, whether formal or informal, could result in negative publicity, reduce the demand for our services, and negatively impact results from operations. A significant judgment against us, the loss of a significant permit or license or the imposition of a significant fine could also affect our financial condition and results of operations.

Our future compliance with landfill gas management requirements under the Clean Air Act of 1970, as amended, may require installation of costly equipment, as well as incurring additional operating and maintenance costs.

Environmental contamination

We may have liability for environmental contamination associated with our current and former facilities as well as third party facilities. We may also be susceptible to negative publicity if we are identified as the source of potential environmental contamination.

We could be liable to federal, provincial or state governments or other parties if hazardous (or other regulated or potentially harmful) substances contaminate or have contaminated our properties, including soil or water under our properties, or if such substances from our properties contaminate or have contaminated the properties of others. We could be liable for this type of contamination even if the contamination did not result from these activities or occurred before we owned or operated the properties. We could also be liable for such contamination at properties to which we transported such substances or arranged to have hazardous substances transported, treated or disposed. Certain environmental laws impose joint and several and strict liability in connection with environmental contamination, which means that the we could have to pay all recoverable damages, even if we did not cause or permit the event, circumstance or condition giving rise to the damages. Moreover, many substances are defined as “hazardous” under various environmental laws and their presence, even in minute amounts, can result in substantial liability. While we may seek contribution for these expenses from others, we may not be able to identify who the other responsible parties are and we may not be able to compel them to contribute to these expenses or they may be insolvent or unable to afford contribution. If we incur liability and if we cannot identify other parties whom we can compel to contribute to our expenses and who are financially able to do so, our financial condition and results of operations may be impacted.

In addition, we have previously acquired, and may in the future acquire, businesses that may have handled and stored, or will handle and store, hazardous substances, including petroleum products, at their facilities. These businesses may have released substances into the soil or groundwater. They may also have transported or disposed of substances or arranged to have transported, disposed of or treated substances to or at other properties where substances were released into soil or groundwater. Depending on the nature and business of these acquisitions, and other factors, we could be liable for the cost of cleaning up any contamination, and other damages, for which the acquired businesses are liable. Any indemnities or warranties we obtained or obtain in connection with the purchases of these businesses may not suffice to cover these liabilities, due to limited scope, amount or duration, the financial limitations of the party who gave or gives the indemnity or warranty or other reasons. Moreover, available insurance does not cover liabilities associated with some environmental issues that may have existed prior to attachment of coverage.

We could be subject to legal actions brought by governmental or private parties in connection with environmental contamination or discharges. Any substantial liabilities associated with environmental contamination, whether to federal, provincial or state environmental authorities or other parties, could affect our financial condition and results of operations.

The currently inactive Tantalo landfill, which is located on the Seneca Meadows landfill, has been identified by the State of New York as an “Inactive Hazardous Waste Disposal Site”. In the second quarter of 2009, the Department of Environmental Conservation (“DEC”) reclassified the site to one which no longer presents a significant threat to public health or the environment. The reclassification is the result of recently completed remedial construction activities.

Definitions of EBITDA and free cash flow

(A) All references to “EBITDA” in this MD&A are to revenues less operating and selling, general and administration expenses on the consolidated statement of operations and comprehensive income. EBITDA excludes some or all of the following: “amortization, interest on long-term debt, financing costs, net gain or loss on sale of capital and landfill assets, net foreign exchange gain or loss, net gain or loss on financial instruments, conversion costs, other expenses, and income taxes”. EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other issuers. EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above. These items are viewed by us as either non-cash (in the case of amortization, net gain or loss on financial instruments, net foreign exchange gain or loss, and deferred income taxes) or non-operating (in the case of interest on long-term debt, net gain or loss on sale of capital and landfill assets, conversion costs, other expenses, and current income taxes). EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B). The underlying reasons for exclusion of each item are as follows:

Amortization — as a non-cash item amortization has no impact on the determination of free cash flow(B).

Interest on long-term debt — interest on long-term debt is a function of our debt/equity mix and interest rates; as such, it reflects our treasury/financing activities and represents a different class of expense than those included in EBITDA.

Net gain or loss on sale of capital and landfill assets — proceeds from the sale of capital and landfill assets are either reinvested in additional or replacement capital or landfill assets or used to repay revolving credit facility borrowings.

Net foreign exchange gain or loss — as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B).

Net gain or loss on financial instruments — as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B).

Conversion costs — conversion costs represent professional fees incurred on the Fund’s conversion from an income trust to a corporation and its eventual wind-up. Conversion costs represent a different class of expense than those included in EBITDA.

Other expenses — other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition. These expenses are not considered an expense indicative of continuing operations. Accordingly, other expenses represent a different class of expense than those included in EBITDA.

Income taxes — income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations.

EBITDA should not be construed as a measure of income or of cash flows. The reconciling items between EBITDA and net income are detailed in the consolidated statement of operations and comprehensive income beginning with operating income before amortization and ending with net income.

(B) We have adopted a measure called “free cash flow” to supplement net income or (loss) as a measure of operating performance. Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends and or distributions declared, and is therefore unlikely to be comparable to similar measures used by other issuers. The objective of presenting this non-GAAP measure is to align our disclosure with disclosures presented by other U.S. publicly listed companies in the waste industry, to assess our primary sources and uses of cash flow, and to assess our ability to sustain our dividend. All references to “free cash flow” in this MD&A have the meaning set out in this note.